
02007437

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL PROCESSING
RECEIVED
FEB 28 2002

SEC FILE NUMBER
8- 22925

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Capital Securities Investment Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2021 Midwest Road, Suite 104
(No. and Street)

Oak Brook,	Illinois	60523
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stanley Klimek (630) 705-9800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name — *if individual, state last, first, middle name*)

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Stanley A. Klimek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Securities Investment Corporation, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public


OFFICIAL SEAL
JUDITH E KLIMEK
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/03/05

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL SECURITIES INVESTMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2001

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717


SEC MAIL PROCESSING
RECEIVED
FEB 28 2002
WASH, D.C.
354
SECTION

INDEPENDENT AUDITORS' REPORT

Board of Directors
Capital Securities Investment Corporation

We have audited the accompanying statement of financial condition of Capital Securities Investment Corporation as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Capital Securities Investment Corporation as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
January 18, 2002

CAPITAL SECURITIES INVESTMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 23,832
Receivable from broker/dealers	73,449
Securities owned	8,900
Office furniture and equipment at cost, net of $44,749 accumulated depreciation	2,367
Other assets	3,383
TOTAL ASSETS	$ 111,931

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 3,189
Commissions payable	54,947
Total Liabilities	$ 58,136
SHAREHOLDERS' EQUITY	
Common stock, no par value; authorized 500,000 shares; issued and outstanding 100,000 shares	$ 1,000
Additional paid in capital	53,150
Retained earnings (deficit)	(355)
Total Shareholders' Equity	$ 53,795
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 111,931

The accompanying notes are an integral part of this financial statement.

CAPITAL SECURITIES INVESTMENT CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Illinois on April 26, 1990. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's principal business activity is the sale of securities. Membership with the NASD began in February, 1971 as a partnership.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Securities - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market value (or fair value) is included in income.

Depreciation - Depreciation of furniture and equipment is provided for using accelerated and straight-line methods over five and seven year periods.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and which are commonly referred to as "money market funds."

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CAPITAL SECURITIES INVESTMENT CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

NOTE 2 - S CORPORATION ELECTION

Effective from the date of its incorporation the Company has elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the individual shareholder of the Company.

NOTE 3 - RELATED PARTIES

Through common ownership, the Company is affiliated with Capital Securities Training Company (CSTC). CSTC paid $12,080 of expenses on the Company's behalf.

In addition to its securities business, in January, 1998 the Company began providing advisory services as a registered investment advisor under the assumed name of Capital Securities Advisory Services.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2001 the Company's net capital and required net capital were $28,935 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 201%.

NOTE 5 - PROFIT SHARING PLAN

Effective January 1, 1999, the Company established a deferred compensation and profit sharing plan commonly referred to as a 401(k) plan. The Company's contribution to this plan for the year ended December 31, 2001 was $0.

NOTE 6 - SECURITIES OWNED

Securities owned consist of warrants to purchase equity securities of a corporation that is not publicly traded. The Company's management has valued these warrants at their original cost of $8,900.

NOTE 7 - COMMITMENTS

Clearing Agreement with Off Balance Sheet Risk – The Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

Under the terms of the agreement, the Company is prohibited from entering into a similar agreement with any other broker/dealer without first obtaining written consent from its clearing broker/dealer.

CAPITAL SECURITIES INVESTMENT CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

NOTE 7 - COMMITMENTS - (Continued)

Through its Clearing Broker/dealer the Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded options. These derivative financial instruments are used to meet the needs of customers and are, therefore, subject to varying degrees of market risk. Market risk is substantially dependent upon the value of the underlying security and is affected by market forces such as volatility. Since only customers of the Company purchase option contracts, the Company's exposure to risk is limited to that resulting in the event these customers are unable to fulfill their contracted obligations pursuant to the option contract(s) and, under the terms of its agreement with the Clearing Broker/dealer, the Company is held responsible for any resulting loss.

Lease Commitment - Minimum annual rentals under a noncancellable lease for office space, expiring February 28, 2005, exclusive of additional payments which may be required for certain increases in operation and maintenance costs, are as follows:

Year Ended December 31,	Amount
2002	$ 51,292
2003	53,346
2004	55,480
2005	11,182
Total	$ 171,300

Rent expense for the year ended December 31, 2001 was $53,900 ($7,914 was paid by an affiliate – See Note 3).